UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 3

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

THE TOPPS COMPANY, INC.

(Name of Subject Company)

UD COMPANY, INC.

THE UPPER DECK COMPANY

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

890786106

(Cusip Number of Class of Securities)

Gerald W. Koslow

Vice President, Controller

The Upper Deck Company

985 Trade Drive, Suite A

North Las Vegas, Nevada 89030

Telephone: (702) 633-8885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua B. Grode, Esq.	Howard S. Lanznar, Esq.
Bertha C. Willner, Esq.	Elliot Press, Esq.
Sam A. Kozhaya, Esq.	Katten Muchin Rosenman LLP
Liner Yankelevitz Sunshine & Regenstreif LLP	525 West Monroe Street
1100 Glendon Avenue, 14th Floor	Chicago, Illinois 60661-3693
Los Angeles, California 90024	Telephone: (312) 902-5200
Telephone: (310) 500-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$416,719,987.50	$12,793.30
*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 38,764,650 (the number of shares of common stock of the subject company outstanding as of May 25, 2007, as reported in the subject company’s annual report on Form 10-K for the fiscal year ended March 3, 2007), by $10.75 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2007 issued by the Securities and Exchange Commission on September 29, 2006, equals $30.70 per one million dollars of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$12,793.30	Filing Party:	UD Company, Inc. and The Upper Deck Company.
Form or registration No.:	Schedule TO-T	Date Filed:	June 25, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 25, 2007 and amended by: (1) Amendment No. 1 filed on July 27, 2007; and (2) Amendment No. 2 filed on August 14, 2007 (as so amended and supplemented, the “Schedule TO”) by The Upper Deck Company, a Nevada corporation (“Parent”), and UD Company, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Topps Company, Inc., a Delaware corporation (the “Company”), at $10.75 per Share, net to the seller in cash, without interest, subject to the conditions set forth in the Offer to Purchase dated June 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO. Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

All information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 9 and Item 11 of the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

“On August 21, 2007, Parent and Offeror terminated the Offer and issued a press release in connection therewith. The Offer had been scheduled to expire at 12:00 midnight, New York City time, on Friday, August 29, 2007. The full text of a press release issued by Parent on August 21, 2007 announcing the termination of the Offer is filed as Exhibit (a)(5)(ix) hereto. No Shares were purchased by Offeror pursuant to the Offer, and all tendered Shares will be returned promptly.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(5)(viii) Letter to Board of Directors of The Topps Company, Inc., dated August 21, 2007, from The Upper Deck Company.

(a)(5)(ix) Text of press release issued by Parent, dated August 21, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2007

THE UPPER DECK COMPANY

By:	/s/ GERALD W. KOSLOW
Name:	Gerald W. Koslow
Title:	Vice President, Controller

UD COMPANY, INC.

By:	/s/ GERALD W. KOSLOW
Name:	Gerald W. Koslow
Title:	Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 25, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Text of press release issued by Parent, dated June 25, 2007.*

(a)(5)(ii)	Letter to Board of Directors of The Topps Company, Inc., dated June 25, 2007, from The Upper Deck Company.*

(a)(5)(iii)	Text of press release issued by Parent, dated July 17, 2007.*

(a)(5)(iv)	Text of press release issued by Parent, dated July 23, 2007.*

(a)(5)(v)	Text of press release issued by Parent, dated August 7, 2007.*

(a)(5)(vi)	Text of press release issued by Parent, dated August 9, 2007.*

(a)(5)(vii)	Text of press release issued by Parent, dated August 10, 2007.*

(a)(5)(viii)	Letter to Board of Directors of The Topps Company, Inc., dated August 21, 2007, from The Upper Deck Company.

(a)(5)(ix)	Text of press release issued by Parent, dated August 21, 2007.

(b)(1)	CIBC commitment letter described in Section 10 entitled “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.